Exhibit 99.1

First Entry into the North American Market

Leifras Begins Its Global Expansion with Canada as Its Starting Point

Signs Share Transfer Agreement to Acquire Canada-Based A To Sports, Advancing Global Growth Strategy and
Bringing Japan-developed Sports Education Expertise Overseas

TOKYO, Sept. 16, 2026 /PRNewswire/ – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, and a leading operator of children’s sports schools and school club activity support businesses in Japan, today announced that it had entered into a share transfer agreement (the “Share Transfer Agreement”) with A to Co., Ltd., the holder of all outstanding shares of A TO SPORTS INC. (“A To Sports”), to acquire all of the issued and outstanding shares of A To Sports, a children’s soccer school operator based in Victoria, British Columbia, Canada (the “Acquisition”). The Acquisition is expected to close on January 1, 2027.

The Acquisition represents an important step in establishing Leifras’ business platform in North America and advancing its overseas growth strategy. Following completion of the Acquisition, A To Sports is expected to become a wholly owned subsidiary of Leifras and serve as the Company’s first operating base in North America. Leifras intends to leverage the expertise it has developed across all 47 prefectures of Japan in sports education, instructor development, school operations, and safety and quality management, combined with A To Sports’ local market presence, established customer relationships and operating capabilities in Canada, to build a scalable model for international expansion.

Background: Overseas Expansion as a New Growth Engine Following Nasdaq Listing

Since its listing on the Nasdaq Capital Market in October 2025, Leifras has identified overseas expansion of its sports education business as a key growth strategy. Since its founding, the Company has developed a distinctive educational approach that goes beyond athletic skill development to foster non-cognitive capabilities such as courtesy, cooperation, independence and problem-solving, while building a nationwide business platform spanning all 47 prefectures of Japan.

The execution of the Share Transfer Agreement marks a new phase in Leifras’ overseas growth strategy, as the Company seeks to deploy and validate its proven business model in collaboration with a local operator.

Why Canada: A Strategic Market Combining Growth Potential and Educational Alignment*

Leifras selected Canada as its initial market for international expansion based on four strategic factors: (i) the growth potential of the soccer market; (ii) favorable demographic trends among families with children; (iii) strong cultural alignment with sports education values; and (iv) the potential to establish a replicable business model for future global expansion.

Soccer is one of Canada’s largest participation sports. In connection with the 2026 FIFA World Cup, Leifras expects interest and participation among children, families and local communities to remain elevated. Against this backdrop, the Company believes that demand for high-quality school operations and instructor development emphasizing both safety and educational value will continue to grow.

Langford, within the Greater Victoria area where A To Sports operates, recorded population growth of 31.8% from 2016 to 2021, among the higher growth rates in British Columbia, supporting the potential for sustained medium- to long-term demand for children’s services.

Canada also widely promotes the concept of “physical literacy,” which seeks to build confidence, motivation and understanding alongside physical competence and to support lifelong participation in physical activity. Leifras believes this approach is closely aligned with its educational philosophy of developing children’s character and social skills through sports. Leifras intends to position A To Sports not only as a locally rooted growth platform, but also as a strategic base for knowledge exchange between Japan and Canada and for developing a sports education model adaptable to markets worldwide.

*	Market data sources: Canada Soccer (published January 29, 2026); FIFA (published July 20, 2026); Statistics Canada, 2021 Census of Population; Government of Canada, Canadian Sport Policy 2025–2035

Strategic Significance of A To Sports Joining Leifras: Combining Shared Values with Local Market Capabilities

A To Sports’ coaching philosophy emphasizes helping children enjoy sports, learn independently and grow, rather than focusing solely on technical skills or competitive outcomes. Leifras believes this philosophy is closely aligned with the educational principles the Company has valued since its founding.

Mr. Masato Takao, the representative director of A To Sports, brings experience in front-office operations at a J.League club and subsequently obtained an MBA and permanent residency in Canada before establishing a local sports business platform. Leifras believes A To Sports’ local operating capabilities, community relationships and market knowledge will serve as important assets as the Company seeks to build a long-term business foundation in North America.

Growth Strategy Following the Group Integration: Combining the Strengths of Japan and Canada to Create New Value

Following completion of the Acquisition, Leifras plans to progressively integrate its management resources and business expertise while preserving A To Sports’ existing operations and locally rooted management approach. Specifically, the Company intends to pursue: (i) implementation of instructor development and training systems; (ii) enhancement of safety and quality management standards; (iii) optimization of school operations and member services; (iv) joint development of educational programs tailored to local market needs; and (v) expansion of locations and sports disciplines based on careful evaluation of business opportunities.

Leifras views this Acquisition as more than a geographic expansion. By combining the knowledge and capabilities developed in Japan and Canada, the Company aims to create differentiated value in sports education that supports children’s development and contributes to Leifras’ medium- to long-term corporate value.

Future Outlook: Expanding Japan-Originated Sports Education from Canada to Promising Global Markets

Following the Acquisition, the Company intends, through A To Sports, to establish an operating framework that prioritizes strong relationships with local employees, customers and communities while enhancing service quality and strengthening the business platform.

Leifras intends to leverage the knowledge and track record accumulated in Canada as a foundation for further international growth, while assessing market conditions and business opportunities across regions and pursuing expansion into additional markets. As a sports education company originating in Japan, Leifras remains committed to creating environments in which children around the world can grow through sports.

Management Commentary

Mr. Kiyotaka Ito, the representative director and chief executive officer of Leifras, commented, “The signing of the Share Transfer Agreement represents an important step toward bringing the value of the sports education we have cultivated in Japan to the world. Canada offers significant potential not only because of the growth of its soccer market, but also because of a culture that values children’s development through sports. By combining the trust A To Sports has built within its local communities with Leifras’ coaching and operational expertise, we aim to establish a sustainable, locally rooted growth model and ultimately extend the results to promising markets around the world.”

Mr. Masato Takao, representative director of A to Co., Ltd., commented, “From the time I first started the business in Canada, my goal has been to create not simply a soccer school for improving skills, but an environment where children can build confidence, take on challenges and grow through sports. As we have developed relationships with local communities one by one, I have been very pleased to see more children and families share that vision. Moving into the next stage together with LEIFRAS, which has long practiced character development through sports, represents a significant growth opportunity for A To Sports. We intend to preserve the trust we have built locally and the experience we have gained in Canada while combining them with the expertise Leifras has developed throughout Japan to create a new form of sports education uniquely suited to Canada. We look forward to taking on the challenge, from Canada, of connecting Japan and Canada through sports and contributing to the well-being of both countries.”

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2025, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions and the completion of the Acquisition, the ability to successfully integrate the operations of A To Sports, risks associated with international expansion, the Company’s ability to realize the anticipated benefits of the Acquisition, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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